                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              September 25, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: September 25, 2003                           Company Secretary

                        [LETTERHEAD OF JUPITERS LIMITED]



25 September 2003






LODGMENT OF ANNUAL REPORT FOR THE YEAR ENDED 30 JUNE 2003

In accordance with Listing Rule 4.5.1, we enclose Jupiters Limited's Annual Report for the year ended 30 June 2003, as lodged with ASIC today.

























--------------------------------------
Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                                DIRECTORS' REPORT

The Directors take pleasure in submitting their report and the financial report of Jupiters Limited (the "Company") and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2003.

DIRECTORS

The Directors in office during or since the end of the financial year are:

LAWRENCE J. WILLETT AO - Chairman

Mr Willett was appointed Chairman of Jupiters Limited in April 1991. Mr Willett has wide experience in business and industry as well as public administration. Mr Willett is a Past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University.

ROBERT A. HINES - Managing Director and Chief Executive Officer

Mr Hines was appointed Managing Director of Jupiters Limited on 6 July 2001. Mr Hines is the former Managing Director of AWA Limited which was acquired by Jupiters Limited in January 2000. Mr Hines is a member of the Council of the Australian Institute of Company Directors, Queensland Division and a Non-Executive Director of VeCommerce Limited.

SIR FRANCIS MOORE AO

Sir Frank was Chairman of Australian Tourism Industry Association (1983-1995) and was Chairman of the Queensland Tourist and Travel Corporation from 1979 to 1990. He was Chairman of the National Centre for Studies in Travel and Tourism from 1987 to 1993 and a member of the Queensland Licensing Commission from 1979 to 1990. Presently Sir Frank is Chairman of Cooperative Research Centre for Sustainable Tourism, Tourism Forecasting Council of Australia, Apec International Centre for Sustainable Tourism and Green Globe Asia Pacific Pty Ltd. Sir Frank is also a Director of Gold Coast Airport Limited and a Councillor of the World Travel and Tourism Council (London).

PENELOPE MORRIS AM, B.ARCH (HONS), M.ENV.SCI, DIP CD, FRAIA, FAICD

Ms Morris is a Fellow of both the Royal Australian Institute of Architects and the Australian Institute of Company Directors. In the past she has held executive board and trust positions with the Lend Lease Group. She is presently a Director of Country Road Limited, Sydney Harbour Foreshore Authority and Landcom and a former Director of Australia Post, Colonial State Bank, Howard Smith, Energy Australia and Indigenous Land Corporation. In June 2002, Ms Morris was awarded a Member of the Order of Australia.

JOHN D. STORY B.A., LLB

Mr Story is a Solicitor of the Supreme Court of Queensland. He is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a partner practicing in the areas of corporate and commercial law for over thirty years. Prior to his appointment as a Director, he acted in the formation and establishment of both Jupiters Trust and Jupiters Limited. He is also Chairman of Suncorp Metway Limited and a Director of CSR Limited, Ruralco Holdings Limited and Australian Magnesium Corporation Limited.

PRINCIPAL ACTIVITIES

The principal activities of Jupiters Limited and its controlled entities during the year ended 30 June 2003 were the operation of hotel casino properties on the Gold Coast, in Brisbane and in Townsville, the operation of wide area keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. The Company is also a supplier of racing and gaming systems to licensed operators internationally. The Company expects to sell the international fixed odds sports book business in the year ending 30 June 2004.

MERGER WITH TABCORP HOLDINGS LIMITED

On 5 March 2003, the Company and TABCORP Holdings Limited ("TABCORP") announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001). Reference should be made to Note 29 in the attached Financial Report for details pertaining this matter.

PROFIT AND DIVIDENDS

The net profit after income tax of the Consolidated Entity for the year ended 30 June 2003 was $58,518,685 (2002: $78,069,335).

The Directors have declared a final fully franked dividend of 12 cents per ordinary share in respect of the year ended 30 June 2003.

Dividends paid since 30 June 2002 have been a final fully franked dividend of 11 cents per ordinary share in respect of the year ended on that date (as reported in the 2002 Directors' Report) and an interim fully franked dividend of 11 cents per ordinary share in respect of the year ended 30 June 2003.

The reset preference share dividends are included as borrowing costs in the Statements of Financial Performance.

REVIEW OF OPERATIONS

Net profit for the year ended 30 June 2003 was $58.5 million compared with $78.1 million in the previous year. Significant matters pertaining to operations during the financial year were:

- Operating revenues decreased by $7.4 million on the previous year primarily due to poor performances in land based and sportsbetting operations, partially offset by continued improvements in wide area and technology operations. However, land based operations were impacted by below theoretical win rates in international commission business this year as compared to the above theoretical win rates in the prior year. Also there was a temporary effect on international inbound tourism caused by the Severe Acute Respiratory Syndrome (SARS) epidemic.

- As a result of the movement in revenue, earnings before interest, tax, depreciation and amortisation decreased to $178.7 million (2002: $207.3 million).

- During the year the Company increased its ownership interest in Breakwater Island Trust to 100% (Refer Note 20(d)).

STATE OF AFFAIRS AND EVENTS SUBSEQUENT TO BALANCE DATE

In the opinion of the Directors, there were no significant changes in the state of affairs of the Consolidated Entity that occurred during the year not otherwise disclosed in this report or the financial report. There has not arisen in the interval between the end of the year and the date of this report any matter or circumstance which has or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years, except as disclosed in this report or the financial report.

LIKELY DEVELOPMENTS

Until the merger between Jupiters Limited and TABCORP is completed, the Company will focus on operating its current business activities with the exception of its fixed odds sports book business, Centrebet. The Company expects to sell the business of Centrebet in the year ending 30 June 2004.

DIRECTORS' SHAREHOLDINGS

Particulars of shares in Jupiters Limited in which Directors have a relevant interest at the date of this report are as follows:

                       Relevant Interests                   Spouse Interests
                   ----------------------------        ---------------------------
                                       Reset                              Reset
                   Ordinary          Preference        Ordinary         Preference
                    Shares             Shares           Shares            Shares
                   --------          ----------        --------         ----------
L.J. Willett        10,163                -              7,000              500
R.A. Hines          30,125               30                  -                -
Sir F. Moore        41,868              500             12,260                -
J.D. Story          32,500                -                  -                -

DIRECTORS' BENEFITS, INSURANCE PREMIUMS AND INDEMNIFICATION OF DIRECTORS

Since 30 June 2002, no Director has received or become entitled to receive a benefit, other than benefits that would be included in the aggregate amount of remuneration received or due and receivable by Directors shown in the financial report or the fixed salary of a full time employee of the Company or a related entity, by reason of a contract made by the Company or a related entity with the Director or with a firm of which they are a member, or with a company in which they have a substantial financial interest, except as disclosed in the accompanying financial report and associated notes.

During the year ended 30 June 2003, the Company incurred an insurance premium in respect of a contract insuring its Directors and former Directors against liabilities arising as a result of work performed in their capacity as Directors of the Company. Details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract are not detailed here, as such disclosure is prohibited under the terms of the contract.

Jupiters Limited has entered into agreements with each of the Directors and the Company Secretary to indemnify them against any liability incurred in connection with or as a consequence of acting in their capacity as Directors or Company Secretary and other approved capacities of the Company and any controlled entities. The Company has agreed to indemnify them against any liability for legal costs incurred by them in investigating or defending legal actions against them as a consequence of acting in their capacity as Directors or Company Secretary. The indemnity does not extend to matters against which the Directors and the Company Secretary may not be indemnified in accordance with the Corporations Act (2001). Pursuant to the agreements, the Company may lend funds to such persons to cover legal costs pending the outcome of any legal proceedings on such terms (including terms relating to interest, repayment and security) as the Company thinks fit.

DIRECTORS' REMUNERATION

The remuneration of Directors is subject to periodic review by the Remuneration Committee and is set following consideration of advice from independent remuneration consultants. The maximum level of Directors' fees payable annually to non-executive Directors is approved by the ordinary shareholders.

The remuneration of the Managing Director is reviewed periodically by the Remuneration Committee and set following consideration of the individual's performance and advice from independent remuneration consultants.

The incentive plan arrangement for the Managing Director is designed to align his interests with those of the Company's shareholders and to encourage performance at the highest levels. This arrangement is based on the achievement of specific individual and company performance targets.

Directors' remuneration in respect of the financial year is as follows:

                                                                                 Long-Term
                                    Annual Emoluments                            Emoluments
                ------------------------------------------------------------    -------------
                                                                    Other       Superannuation
                Salary / Fees       Options*     Incentive        Benefits**    Contributions        Total
                      $                $             $               $                $                $
L.J. Willett       183,750                -             -                -          15,188           198,938
Sir F. Moore        90,000                -             -                -               -            90,000
P. Morris           90,000                -             -                -           6,750            96,750
J.D. Story          90,000                -             -                -           6,750            96,750
R.A. Hines         729,670          188,333       208,000           74,885          10,519         1,211,407

*  refer section headed Options below

** inclusive of fringe benefits tax

In addition to the above remuneration paid by Jupiters Limited, Messrs Willett, Moore and Story were paid remuneration by a controlled entity (Breakwater Island Limited) in their capacities as directors of that entity. Mr Willett was paid $24,176 in fees plus $2,175 in superannuation contributions. Sir Frank Moore was paid $17,568 in fees. Mr Story was paid $16,118 in fees plus $1,450 in superannuation contributions.

EXECUTIVE OFFICERS' REMUNERATION

The remuneration of Executive Officers of the Company is reviewed periodically by the Remuneration Committee of the Board and set following consideration of the performance of the persons concerned and advice from independent remuneration consultants.

The incentive plan arrangements for Executive Officers are designed to align the executives' interests with those of the Company's shareholders and to encourage performance at the highest levels. These arrangements are based on the achievement of specific individual and company performance targets.

Executive Officers' remuneration in respect of the financial year is set out below. Executive Officers are those officers of the Company who are involved in, concerned with, or take part in the strategic management of the affairs of the Consolidated Entity. These individuals, together with the Managing Director, comprise the Consolidated Entity's complete senior executive team.

                                                                                  Long-Term
                                       Annual Emoluments                         Emoluments
                    --------------------------------------------------------    --------------
                                                                    Other       Superannuation
                    Salary          Options*      Incentive       Benefits**     Contributions       Total
                       $               $              $               $               $                $
L.M. Carsley        357,924          56,500        150,000          42,818         10,519           617,761
P.C. Trathen        362,924          56,500        100,000          28,243         10,519           558,186
P.B. Morgan         314,037          37,667         25,000          26,018         10,519           413,241

*  refer section headed Options below

** inclusive of fringe benefits tax

OPTIONS

During the previous financial year, the Company granted options over unissued ordinary shares to the following Executive Officers and Managing Director of the Company. The Managing Director's options were approved by shareholders.

The options were valued at $1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. In accordance with the terms of the proposed merger between the Company and TABCORP, TABCORP has offered to acquire all outstanding options for at least $2.07 each. Refer to Note 29 in the accompanying financial report for details.

For the purposes of valuing the remuneration of the Managing Director and Executive Officers, a pro rata (one third) portion of the full options valuation determined on the initial grant date has been allocated to the year ended 30 June 2003. This allocation has not been expensed in the Statement of Financial Performance.

                    Number of Options
                         Granted            Exercise Price       Expiry Date
                    -----------------       --------------      --------------
R.A. Hines               500,000                $ 4.54          30 August 2011
L.M. Carsley             150,000                $ 4.54          30 August 2011
P.C. Trathen             150,000                $ 4.54          30 August 2011
P.B. Morgan              100,000                $ 4.54          30 August 2011

At the date of this report the following options over unissued ordinary shares of the Company were outstanding:

  Expiry Date            Exercise Price          Number of Options
---------------          --------------          -----------------
30 August 2011               $ 4.54                  1,470,000
5 November 2011              $ 4.38                     50,000

During or since the end of the financial year there were 14,750 options exercised and 125,250 options expired.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year were as follows:

    DIRECTOR                   BOARD                   AUDIT              REMUNERATION         COMPLIANCE
                                                     COMMITTEE             COMMITTEE            COMMITTEE
                            A        B               A       B             A       B            A      B
----------------------------------------------------------------------------------------------------------
Mr L. J. Willett            17       17              2       2             1       1            -      -
----------------------------------------------------------------------------------------------------------
Mr R. A. Hines              17       17              -       -             -       -            -      -
----------------------------------------------------------------------------------------------------------
Sir Frank Moore             17       17              2       2             -       -            4      4
----------------------------------------------------------------------------------------------------------
Ms P. Morris                16       17              2       2             1       1            -      -
----------------------------------------------------------------------------------------------------------
Mr J. D. Story              17       17              2       2             1       1            -      -
----------------------------------------------------------------------------------------------------------

A - Number of meetings attended

B - Number of meetings eligible to attend

Ms Morris is Chairman of, and Mr Hines is a member of, the Merger Due Diligence Committee and both Directors attended the six meetings held during the financial year. Mr Story is Chairman of the Centrebet Sale Committee and attended the six meetings held during the year.

ENVIRONMENTAL REGULATION PERFORMANCE

The Consolidated Entity's environmental obligations and waste discharge quotas are regulated under both State and Federal law. All environmental performance obligations are overviewed by an Executive Environmental Committee and are subject from time to time to Government review. The Consolidated Entity has a policy of not only complying with, but in many cases exceeding, its environmental performance obligations. During the year ended 30 June 2003, there were no issues of significant environmental non compliance.

ROUNDING OF AMOUNTS

The Company is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in this report and the financial report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of Directors.

/s/ L.J. WILLETT

L.J. WILLETT
Chairman

/s/ R.A. HINES

R.A. HINES
Managing Director

Brisbane
12 August 2003

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                       STATEMENTS OF FINANCIAL PERFORMANCE
                         FOR THE YEAR ENDED 30 JUNE 2003

                                                                           Consolidated                       Company
                                                                     ------------------------        -------------------------
                                                                       2003            2002            2003             2002
                                                          Note         $000            $000            $000             $000
                                                          ----       --------        --------        --------         --------
Operating revenues:
     Casino                                                           462,979         481,373         440,219          458,297
     Hotel                                                            134,955         125,894         117,811          109,975
     Other gaming and wagering                                        149,767         144,345               -                -
     Gaming equipment sales and technology
       services                                                        36,067          39,600          15,727           16,565
                                                                     --------        --------        --------         --------
                                                                      783,768         791,212         573,757          584,837
Other revenue                                               3           3,944           5,061          54,376           16,635
                                                                     --------        --------        --------         --------

Total revenue from ordinary activities                                787,712         796,273         628,133          601,472

Employee related expenses                                            (231,849)       (223,449)       (182,185)        (178,021)
Government gaming taxes and fees/community
     benefit contribution                                            (114,454)       (117,204)        (91,757)         (92,802)
Marketing expenses                                                    (93,980)        (89,357)        (85,846)         (79,788)
Depreciation and amortisation expense                       3         (53,968)        (54,422)        (30,287)         (29,546)
Borrowing costs                                             3         (37,476)        (30,350)        (35,550)         (28,233)
Cost of providing technology services                                 (26,192)        (24,346)              -                -
Commissions paid to Queensland Keno agents                            (25,210)        (23,467)              -                -
Cost of goods sold                                                    (23,555)        (24,569)        (33,762)         (33,075)
Property and energy costs                                             (22,440)        (21,096)        (18,766)         (18,294)
Management fees                                                       (18,549)        (20,109)        (18,549)         (20,109)
Other expenses from ordinary activities                               (50,958)        (42,599)        (21,936)         (12,517)
                                                                     --------        --------        --------         --------
Profit from ordinary activities before income
     tax expense                                                       89,081         125,305         109,495          109,087

Income tax expense relating to ordinary activities          6         (30,013)        (46,516)        (18,113)         (34,420)
                                                                     --------        --------        --------         --------

Net profit - before outside equity interest                            59,068          78,789          91,382           74,667

Net profit - attributable to outside equity
     interest                                                            (549)           (720)              -                -
                                                                     --------        --------        --------         --------
Net profit - attributable to members of the
     Company                                                           58,519          78,069          91,382           74,667
Total expenses adjustments attributable to
     members of the Company and recognised
     directly in equity due to a decrease in
     retained profits on adoption of revised
     accounting standard AASB1028 "Employee
     Benefits".                                             2            (170)              -             (96)               -
                                                                     --------        --------        --------         --------
Total changes in equity other than those resulting
     from transactions with owners as owners
     attributable to members of the Company                            58,349          78,069          91,286           74,667
                                                                     ========        ========        ========         ========
Basic earnings per share:
     Ordinary shares (cents)                                5            29.0            33.6

Diluted earnings per share:
     Ordinary shares (cents)                                5            29.0            33.6

                 The accompanying notes form an integral part of
                     the statements of financial performance

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                        STATEMENTS OF FINANCIAL POSITION
                                 AT 30 JUNE 2003

                                                                Consolidated                        Company
                                                          -------------------------        -------------------------
                                                             2003            2002             2003            2002
                                                Note         $000            $000             $000            $000
                                                ----      ---------       ---------        ---------       ---------
CURRENT ASSETS:
     Cash assets                                             77,933          85,301           56,313          58,940
     Receivables                                  8          21,763          18,420           10,894          13,329
     Inventories                                             13,097          14,098           11,240           7,318
     Other                                        9          31,849          16,096           14,793          13,964
                                                          ---------       ---------        ---------       ---------

         Total current assets                               144,642         133,915           93,240          93,551
                                                          ---------       ---------        ---------       ---------
NON-CURRENT ASSETS:
     Financial assets                            10               -               -          548,119         519,107
     Property, plant and equipment               11         758,842         746,867          352,117         334,038
     Intangibles                                 12         106,691         122,831           18,433          20,900
     Deferred tax assets                                      3,241               -              828               -
     Other                                       13          39,000          63,718           39,000          63,718
                                                          ---------       ---------        ---------       ---------

         Total non-current assets                           907,774         933,416          958,497         937,763
                                                          ---------       ---------        ---------       ---------

         Total assets                                     1,052,416       1,067,331        1,051,737       1,031,314
                                                          ---------       ---------        ---------       ---------

CURRENT LIABILITIES:
     Payables                                    14          87,486          91,752           52,304          53,525
     Interest bearing liabilities                16          45,347           1,827           45,347           1,827
     Current tax liabilities                                  6,122          21,348            1,569          14,002
     Provisions                                  15          20,196          38,322           14,347          32,016
     Other                                       17          12,326               -           12,326               -
                                                          ---------       ---------        ---------       ---------

         Total current liabilities                          171,477         153,249          125,893         101,370
                                                          ---------       ---------        ---------       ---------

NON-CURRENT LIABILITIES:
     Interest bearing liabilities                16         392,270         431,695          392,270         428,995
     Deferred tax liabilities                                     -           2,358                -           3,653
     Provisions                                  15           9,705          10,622            7,273           9,487
     Net loans - controlled entities                              -               -           19,021          52,117
                                                          ---------       ---------        ---------       ---------

         Total non-current liabilities                      401,975         444,675          418,564         494,252
                                                          ---------       ---------        ---------       ---------

         Total liabilities                                  573,452         597,924          544,457         595,622
                                                          ---------       ---------        ---------       ---------

         Net assets                                         478,964         469,407          507,280         435,692
                                                          =========       =========        =========       =========
EQUITY:
     Contributed equity                          18         312,954         310,457          312,954         310,457
     Retained profits                             4         166,010         127,592          194,326         125,235
                                                          ---------       ---------        ---------       ---------

     Parent entity interest                                 478,964         438,049          507,280         435,692

     Outside equity interest                     19               -          31,358                -               -
                                                          ---------       ---------        ---------       ---------

         Total equity                                       478,964         469,407          507,280         435,692
                                                          =========       =========        =========       =========

              The accompanying notes form an integral part of these
                        statements of financial position

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                            STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED 30 JUNE 2003

                                                            Consolidated            Company
                                                        --------------------  --------------------
                                                          2003       2002       2003       2002
                                                 Note     $000       $000       $000       $000
                                                 ----     ----       ----       ----       ----
CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES:
     Cash receipts in the course of operations           781,438    808,215    578,278    601,775
     Cash payments in the course of operations          (603,750)  (590,618)  (450,854)  (449,511)
     Distributions received                                    -          -        683      1,367
     Interest received                                     1,619      2,990        977      1,736
     Borrowing costs                                     (42,305)   (26,485)   (42,179)   (20,712)
     Income taxes paid                                   (51,441)   (57,912)   (35,026)   (50,203)
                                                        --------   --------   --------   --------

         Net cash provided by  operating
           activities                            20(b)    85,561    136,190     51,879     84,452
                                                        --------   --------   --------   --------

CASH FLOWS USED IN INVESTING
ACTIVITIES:
     Purchase of property, plant and
       equipment                                         (63,005)   (46,313)   (46,817)   (36,161)
     Purchase of businesses                                    -     (2,000)         -          -
     Increased ownership interest in controlled
       entity                                    20(d)   (26,581)         -    (26,581)         -
     Proceeds from sale of property, plant and
       equipment                                  3        1,306        189      1,252         45
                                                        --------   --------   --------   --------

         Net cash used in investing activities           (88,280)   (48,124)   (72,146)   (36,116)
                                                        --------   --------   --------   --------

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
     Proceeds from issue of reset preference
       shares                                    16            -    190,174          -    190,174
     Proceeds from the exercise of options       18           67          -         67          -
     Share buy-back                              18            -   (181,533)         -   (181,533)
     Borrowing costs capitalised                               -     (6,852)         -     (6,852)
     Proceeds from borrowings                    16      140,500     60,000    140,000     60,000
     Repayment of borrowings                     16      (98,200)  (129,800)   (95,000)  (126,500)
     Repayment of finance lease                           (1,919)    (1,714)    (1,919)    (1,714)
     Loan repayments from controlled entities                  -          -     18,835     43,752
     Ordinary dividends paid                             (45,097)   (49,782)   (44,343)   (48,272)
                                                        --------   --------   --------   --------
         Net cash from/(used in) financing
           activities                                     (4,649)  (119,507)    17,640    (70,945)
                                                        --------    -------   --------   --------

Net decrease in cash                                      (7,368)   (31,441)    (2,627)   (22,609)

Cash at the beginning of the
  financial year                                          85,301    116,742     58,940     81,549
                                                        --------   --------   --------   --------

Cash at the end of the financial year            20(a)    77,933     85,301     56,313     58,940
                                                        ========   ========   ========   ========

              The accompanying notes form an integral part of these
                            statements of cash flows

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

         Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

         CONSOLIDATION

         The consolidated financial report comprises the financial report of Jupiters Limited (the "Company") and its controlled entities (referred to collectively as the "Consolidated Entity"). The consolidation process eliminates all inter-entity balances and transactions and reflects the application of the Company's accounting policies on a consistent basis throughout the Consolidated Entity and, unless otherwise stated, are consistent with those of the previous year.

         The Company reports receivables and payables with controlled entities on a net basis.

         REVENUE RECOGNITION

         Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

         Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

         Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

         Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

         COST OF GOODS SOLD

         Cost of goods sold relates to the sale of food, beverage and gaming equipment.

         INCOME TAX

         Tax effect accounting has been adopted in preparing this financial report. Income tax expense is calculated on the accounting profit adjusted for permanent differences.

         To the extent that timing differences occur between the time items are taken up for accounting purposes and when they are taken into account for determination of taxable income, the related taxation liability or benefit is calculated at the tax rate expected to apply when the differences reverse.

         At 30 June 2003, the Consolidated Entity had not elected to form a consolidated group for taxation purposes. The formation of a consolidated group for taxation purposes in the future is not expected to materially affect the carrying value of the Consolidated Entity's deferred tax assets and liabilities. The Consolidated Entity is expected to form a consolidated group for taxation purposes in the year ending 30 June 2004.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

         GAMING TAXES AND GOODS AND SERVICES TAX ("GST")

         Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

         Prima facie gaming taxes are brought to account on a gross basis in the Statements of Financial Performance. Pursuant to agreements between the Federal and State Governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal Government.

         INVENTORIES

         Inventories which include food, beverages, general stores and computer hardware are stated at the lower of cost and net realisable value. They comprise raw materials, work in progress and finished goods. Cost is assigned on a weighted average cost basis.

         GOVERNMENT FUNDED DEVELOPMENT

         The Company is currently developing a convention and exhibition centre on behalf of the State of Queensland. Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

         NON-CURRENT ASSETS

         Land, buildings and casino licences are recorded at cost of acquisition or development. The Gold Coast and Townsville casino licences are issued in perpetuity and the Brisbane casino licence expires in April 2070.

         Buildings, plant and equipment and where appropriate, casino licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and applicable casino licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

         All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

         Investments in controlled entities are carried in the Company's financial report at the lower of cost and recoverable amount.

         The acquisition of the management contract in respect of Jupiters Townsville Hotel & Casino is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

         Deferred borrowing expenses are amortised over the term of the related financial instrument.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

         LEASED ASSETS

         Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

         Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the Statements of Financial Position (refer Note 13).

         GOODWILL/DISCOUNT ON ACQUISITION

         On acquisition of a controlled entity or a business, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as either goodwill on acquisition or as a discount on acquisition which is allocated between the non-monetary assets of the controlled entity.

         Purchased goodwill is amortised on a straight line basis for AWA Limited at twenty years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

         PROVISIONS

         Provisions are recognised when the Consolidated Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

         A provision for dividend is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

         PROVISION FOR EMPLOYEE BENEFITS

         Provision has been made in the financial reports for benefits accruing to employees in relation to such matters as annual leave and long service leave and are based on remuneration rates which are expected to be paid when the liability is settled. On-costs are included in the determination of provisions.

         SELF INSURANCE OF QUEENSLAND WORKERS COMPENSATION LIABILITIES

         From 1 July 2002, the Consolidated Entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the Consolidated Entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the Consolidated Entity's estimated claims liability, residual liability and outstanding liability (refer Note 15).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

         FOREIGN CURRENCY TRANSLATION

         Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

         FINANCIAL INSTRUMENTS

         Ordinary share capital is recorded at a value equivalent to the total consideration received less the costs of issuing shares. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

         Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the Statements of Financial Position. The corresponding dividends are charged as borrowing costs in the Statements of Financial Performance.

         Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

         Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

         Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

         Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

         Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

         A cross currency interest rate swap agreement hedges the Company's interest rate and foreign currency exposure in respect of notes payable (refer Note 27). Under the terms of the swap agreement, the Company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

2.       CHANGE IN ACCOUNTING POLICIES:

         PROVISION FOR DIVIDENDS

         The application of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", has resulted in a change in the timing of recognition of the dividend provision. Previously, the Consolidated Entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividend has been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $22,902,204 (refer Note 4). In accordance with the new standard, no provision for final dividend has been recognised for the year ended 30 June 2003. Recognition of this dividend occurred at the date of this financial report and accordingly will be included in the financial report for the year ending 30 June 2004.

         EMPLOYEE BENEFITS

         The revised Accounting Standard AASB1028 "Employee Benefits", has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the Consolidated Entity measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                   Consolidated               Company
                                                                   ------------               -------

                                                                 2003        2002       2003         2002
                                                                 $000        $000       $000         $000
                                                                 ----        ----       ----         ----
3. NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE:

   Operating revenues:
       Services                                                689,007     701,769     492,856     510,453
       Goods                                                    94,761      89,443      80,901      74,384
                                                               -------     -------     -------     -------

                                                               783,768     791,212     573,757     584,837
                                                               -------     -------     -------     -------

   Other revenue:
       Interest from other persons                               1,790       2,826       1,138       1,860
       Distribution from Breakwater Island Trust                     -           -           -         547
       Dividends and distributions from wholly owned group           -           -      51,931      13,995
       Proceeds from sale of property, plant and equipment       1,306         189       1,252          45
       Other                                                       848       2,046          55         188
                                                               -------     -------     -------     -------

                                                                 3,944       5,061      54,376      16,635
                                                               -------     -------     -------     -------

   Depreciation and amortisation expense:
       Depreciation of:
            Buildings                                            1,486       1,172           -           -
            Plant and equipment                                 36,244      38,701      21,861      22,845
       Amortisation of:
            Leased assets                                        5,958       4,892       5,958       4,892
            Goodwill                                             7,812       7,848           -           -
            Management contract                                    524         524         524         524
            Deferred borrowing costs                             1,944       1,285       1,944       1,285
                                                               -------     -------     -------     -------

                                                                53,968      54,422      30,287      29,546
                                                               -------     -------     -------     -------

   Borrowing costs:
       Bank loans and overdraft                                  2,493       2,750       2,367       2,426
       Reset preference shares classified as liabilities        15,499       3,453      15,499       3,453
       Unsecured notes                                          19,403      19,420      17,603      17,627
       Interest penalty - Australian Taxation Office                 -       4,531           -       4,531
       Finance charges relating to leases                           81         196          81         196
                                                               -------     -------     -------     -------

                                                                37,476      30,350      35,550      28,233
                                                               -------     -------     -------     -------

   Other expenses:
       Property lease rentals                                    5,435       5,533       6,112       6,080
       Bad debts written off and provision for
           doubtful debts                                        5,197         394       4,862         380

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                              Consolidated                        Company
                                                                              ------------                        -------

                                                                          2003             2002             2003           2002
                                                                          $000             $000             $000           $000
                                                                          ----             ----             ----           ----
4.   RETAINED PROFITS AND DIVIDENDS:

     RETAINED PROFITS
         Retained profits at the beginning of the financial year         127,592          123,881          125,235        124,322
         Net profit                                                       58,519           78,069           91,382         74,667
         Adjustment arising from adoption of revised Accounting
            Standard:
         AASB 1028 "Employee Benefits"                                      (170)               -              (96)             -
         AASB 1044 "Provisions, contingent liabilities and
            contingent assets"                                            22,902                -           22,902              -
         Interim dividend of 11 cents per share, fully franked at
            30% (2001: 10 cents per share, fully franked at 30%)         (22,195)         (24,136)         (22,195)       (24,136)
         Final dividend in prior year of 11 cents per share, fully
            franked at 30%                                                     -          (22,148)                        (22,148)
         Dividends and other equity distribution paid                    (22,902)               -          (22,902)             -
         Final distribution in prior year of 1 cent per unit,
            fully franked at 30%, paid by Breakwater
              Island Trust to outside equity interests                         -             (754)               -              -
         Over provision of prior year final distribution payable by
              Breakwater Island Trust to outside equity interests              -              150                -              -
         Share buy-back                                                        -          (27,470)               -        (27,470)
         Reclassification of retained earnings on acquisition of
            controlled entity                                              2,264                -                -              -
                                                                         -------         --------          -------       --------
         Retained profits at the end of the financial year               166,010          127,592          194,326        125,235
                                                                         =======         ========          =======       ========

     EQUITY
         Total equity at the beginning of the financial year             469,407          620,644          435,692        590,447
         Total changes in equity recognised in the Statements of
              Financial Performance                                       58,519           78,069           91,382         74,667
         Adjustment arising from adoption of revised Accounting
              Standard AASB 1028 "Employee Benefits"                        (170)               -              (96)             -
         Transactions with owners  - dividends                           (22,195)         (47,038)         (22,195)       (46,284)
                                   - share buy-back                            -         (183,138)               -       (183,138)
                                   - share issue                           2,497                -            2,497              -
         Over provision of prior year final distribution payable by
              Breakwater Island Trust to outside equity interests              -              150                -              -
         Outside equity interests in net profit                                -              720                -              -
         Cessation of outside equity interest (refer Note 20 (d))        (31,358)               -                -              -
         Reclassification of retained earnings on acquisition of
            controlled entity                                              2,264                -                -              -
                                                                         -------         --------          -------       --------
         Total equity at the end of the financial year                   478,964          469,407          507,280        435,692
                                                                         =======         ========          =======       ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                               Consolidated                         Company
                                                                               ------------                         -------

                                                                           2003              2002             2003           2002
                                                                           $000              $000             $000           $000
                                                                           ----              ----             ----           ----
4.  RETAINED PROFITS AND DIVIDENDS (CONT'D):

    FRANKING CREDITS
         Balance of franking account adjusted for franking credits
         which will arise from the payment of income tax provided
         for as Current Tax Liabilities in the financial report.          108,512           82,215           80,642         69,580
                                                                          =======           ======           ======         ======

         Allowing for the Company's final dividend declared at the date of signing this Financial Report, the balance of the Company's franking account would be $70.2 million and that of the Consolidated Entity would be $98.1 million.

         DIVIDEND REINVESTMENT PLAN

         On 21 February 2003, the Company introduced a dividend reinvestment plan (the "Plan"). Under the Plan, shareholders could elect to receive ordinary shares in the Company in lieu of any ordinary dividend. In respect of the ordinary dividend paid in February 2003, 738,625 ordinary shares were acquired on market in accordance with calculations in the Plan rules. The Plan was suspended on 12 June 2003.

5.       EARNINGS PER SHARE:

         Only ordinary shares are included in the calculation of basic earnings per share. Reset preference shares are classified as liabilities and are not included in ordinary shares for the purposes of calculating either basic or diluted earnings per share (refer Note 16). Options outstanding under the executive share option plan are considered potential ordinary shares and have been included in diluted earnings per share (refer Note 22).

         Earnings used in the calculation of basic and diluted earnings per share comprise the net profit attributable to members of the Company of $58,518,685 (2002: $78,069,335). The weighted average number of ordinary shares of 201,521,688 (2002: 232,587,741) and 201,849,140
         (2002: 232,852,111) has been used in the calculation of basic and diluted earnings per share, respectively.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                        Consolidated                 Company
                                                                        ------------                 -------

                                                                      2003         2002         2003         2002
                                                                      $000         $000         $000         $000
                                                                      ----         ----         ----         ----
6. INCOME TAX:

     The difference between income tax expense provided in the financial report and the prima facie income tax expense is reconciled as follows:

     Prima facie income tax expense calculated at 30% on profit
         from ordinary activities                                    26,724       37,592       32,848       32,726

     Tax effect of permanent differences:
         Dividends from controlled entities                               -            -      (15,579)      (4,198)
         Amortisation of goodwill                                     2,344        2,354            -            -
         Brisbane hotel/casino rental disallowed                        800        6,731          800        6,731
         Merger costs (refer Note 29)                                 1,186            -        1,186            -
         Other                                                       (1,041)        (161)      (1,142)        (839)
                                                                     ------       ------      -------       ------

     Income tax expense                                              30,013       46,516       18,113       34,420
                                                                     ======       ======      =======       ======

         On 25 June 2002, the Full Federal Court of Australia ruled in favour of the Australian Taxation Office to disallow certain rental deductions claimed by the Company in relation to the lease of the Brisbane hotel/casino complex. The cumulative effect of this decision was recognised in the year ended 30 June 2002.

                                                                           Consolidated               Company
                                                                           ------------               -------

                                                                          2003        2002        2003        2002
                                                                           $           $           $           $
                                                                        -------     -------     -------     -------
7. REMUNERATION OF AUDITORS AND OPERATOR:

     AUDITORS
     The following remuneration was received or receivable by
     the auditor of the Consolidated Entity, excluding Centrebet
     Pty Ltd, in respect of:
         Audit of the financial report - Arthur Andersen                      -     206,000           -      81,000
         Audit of the financial report - Ernst & Young                  474,782     157,000     210,361      99,000
         Regulatory and tax compliance services - Arthur Andersen             -     417,000           -     272,000
         Regulatory and tax compliance services - Ernst & Young         490,245      49,000     353,345      35,000
         Internal audit - Arthur Andersen                                     -     238,000           -     238,000
         Internal audit - Ernst & Young                                 168,689      40,000     140,139      40,000
         Taxation advice re merger-Ernst & Young (refer Note 29)        418,132           -     418,132           -
         Taxation advice re Centrebet divestment - Ernst & Young         54,410           -      54,410           -
         Other - Arthur Andersen                                              -     236,000           -           -
         Other - Ernst & Young                                          143,859           -           -           -
         Other includes international tax advice and information
          technology related services (2002: tax and other
          services in connection with the share buy-back and  issue
          of reset preference shares in the year ended 30
          June 2002)
     The following remuneration was received or receivable by
     the auditor of Centrebet Pty Ltd, Howarth NT, in respect
     of audit of the financial report                                    25,000      25,000           -           -

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                        Consolidated                 Company
                                                                        ------------                 -------

                                                                     2003          2002         2003         2002
                                                                     $000          $000         $000         $000
                                                                     ----          ----         ----         ----
7. REMUNERATION OF AUDITORS AND OPERATOR (CONT'D):

     OPERATOR
     Fees are payable to the Operator, B.I. Gaming Corporation, pursuant to a Management Agreement for the operation of Conrad Jupiters and a Management Agreement and Licence
     Agreement for the operation of Conrad Treasury as follows:

         Management fees                                             18,549       20,109       18,549       20,109
         Other services                                                 921        1,034          921        1,034
         Reimbursable expenses                                        4,053        3,409        4,053        3,409

8. RECEIVABLES:

     Trade debtors                                                   31,263       20,304       19,273       10,365
     Less provision for doubtful debts                              (12,472)      (7,275)     (10,967)      (6,106)
                                                                    -------       ------      -------       ------

                                                                     18,791       13,029        8,306        4,259
     Other receivables                                                2,972        5,391        2,588        9,070
                                                                    -------       ------      -------       ------

                                                                     21,763       18,420       10,894       13,329
                                                                    =======       ======      =======       ======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                  Consolidated                      Company
                                                                            ------------------------        ------------------------
                                                                              2003            2002            2003           2002
                                                                              $000            $000            $000           $000
                                                                            --------        --------        --------       --------
9     OTHER CURRENT ASSETS:
      Prepayments                                                             12,104          11,096           9,793          8,964
      Security deposit (refer Note 13)                                         5,000           5,000           5,000          5,000
      Centrebet non current assets to be sold                                 14,745               -               -              -
                                                                            --------        --------        --------       --------
                                                                              31,849          16,096          14,793         13,964
                                                                            ========        ========        ========       ========

10    FINANCIAL ASSETS:
      Securities quoted on prescribed stock exchanges:
           Units in controlled entity - at cost                                    -               -               -         22,131
      Securities not quoted on prescribed stock exchanges:
           Units/shares in controlled entities - at cost                           -               -         548,119        496,976
                                                                            --------        --------        --------       --------
                                                                                   -               -         548,119        519,107
                                                                            ========        ========        ========       ========

11    PROPERTY, PLANT AND EQUIPMENT:

      LAND, BUILDINGS AND CASINO LICENCES:
      Cost
           Opening balance                                                   650,201         650,201         279,880        279,880
           Disposal                                                           (1,025)              -          (1,025)             -
                                                                            --------        --------        --------       --------
                                                                             649,176         650,201         278,885        279,880
                                                                            --------        --------        --------       --------

      Accumulated depreciation and amortisation
           Opening balance                                                    37,669          33,189          24,581         21,273
           Depreciation and amortisation                                       6,291           4,480           4,835          3,308
                                                                            --------        --------        --------       --------
           Closing balance                                                    43,960          37,669          29,416         24,581
                                                                            --------        --------        --------       --------
      Net book value                                                         605,216         612,532         249,469        255,299
      Transfer security deposit and prepaid rent relating to Brisbane
           Hotel/Casino to other non current assets (refer Note 13)          (44,528)        (45,194)        (44,528)       (45,194)
                                                                            --------        --------        --------       --------
                                                                             560,688         567,338         204,941        210,105
                                                                            ========        ========        ========       ========

      PLANT AND EQUIPMENT:
      Cost
           Opening balance                                                   456,810         412,065         260,171        224,654
           Additions                                                          64,292          46,723          47,816         36,052
           Disposals                                                          (4,866)         (1,978)         (3,930)          (535)
                                                                            --------        --------        --------       --------
           Closing balance                                                   516,236         456,810         304,057        260,171
                                                                            --------        --------        --------       --------
      Accumulated depreciation
           Opening balance                                                   279,021         241,918         137,978        114,840
           Depreciation                                                       29,836          37,103          19,142         23,138
                                                                            --------        --------        --------       --------
           Closing balance                                                   308,857         279,021         157,120        137,978
                                                                            --------        --------        --------       --------
      Net book value                                                         207,379         177,789         146,937        122,193
      Transfer to other current assets pending Centrebet sale (refer
           Note 9)                                                            (9,464)              -               -              -
                                                                            --------        --------        --------       --------

                                                                             197,915         177,789         146,937        122,193
                                                                            ========        ========        ========       ========

      LEASED EQUIPMENT:
      Cost (no movements)                                                      8,164           8,164           8,164          8,164
                                                                            --------        --------        --------       --------
      Accumulated amortisation
           Opening balance                                                     6,424           4,840           6,424          4,840
           Amortisation                                                        1,501           1,584           1,501          1,584
                                                                            --------        --------        --------       --------
           Closing balance                                                     7,925           6,424           7,925          6,424
                                                                            --------        --------        --------       --------
      Net book value                                                             239           1,740             239          1,740
                                                                            --------        --------        --------       --------
      TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                               758,842         746,867         352,117        334,038
                                                                            ========        ========        ========       ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

11.   PROPERTY, PLANT AND EQUIPMENT (CONT'D):

      From 1 July 2001, amounts paid in connection with the rental of the Brisbane hotel/casino complex have been reclassified (refer Note 13). This reclassification is reflected in the opening balances of cost and accumulated depreciation and amortisation for land, buildings and casino licences above.

      Land, buildings and casino licences, at cost, comprise the freehold land and buildings (including casino licence) of Conrad Jupiters on the Gold Coast (including proximate lands), the leasehold improvements (including casino licence) of Conrad Treasury in Brisbane and the freehold land and buildings (including casino licence) of Breakwater Island Trust. The land, buildings and casino licence of Breakwater Island Trust are carried at the cost to the Consolidated Entity when those assets were first consolidated at 30 June 2000.

      These assets were valued using a discounted cashflow methodology by the Directors at $1,110 million on 30 June 2003. This valuation is incorporated in the financial report by way of note only.

      The valuations reflect the future business cashflows anticipated from the properties and do not determine individual values for land and buildings nor specifically ascribe a value to the casino licences. Accordingly, an accurate or meaningful assessment of separate values of the land and casino licences cannot be made.

      Land and buildings (including the casino licence) in respect of Conrad Treasury are subject to a 75 year lease from the Queensland Government which commenced in April 1995.

      As most assets are integral to the operations of the Consolidated Entity and as there is no intention to sell them, capital gains tax has not been taken into account.

                                                                           Consolidated                      Company
                                                                           ------------                      -------
                                                                       2003            2002            2003            2002
                                                                       $000            $000            $000            $000
                                                                     --------        --------        --------        --------
12    INTANGIBLES:

      Goodwill, at cost                                               123,028         123,971               -               -
      Accumulated amortisation                                        (29,851)        (22,040)              -               -
                                                                     --------        --------        --------        --------

      Goodwill, net                                                    93,177         101,931               -               -
      Transfer to current assets pending Centrebet sale (refer
      Note 9)                                                          (4,919)              -               -               -
                                                                     --------        --------        --------        --------

                                                                       88,258         101,931               -               -
                                                                     --------        --------        --------        --------

      Management contract, at cost                                     11,820          11,820          11,820          11,820
      Accumulated amortisation                                         (2,146)         (1,623)         (2,146)         (1,623)
                                                                     --------        --------        --------        --------

      Management contract, net                                          9,674          10,197           9,674          10,197
                                                                     --------        --------        --------        --------

      Deferred borrowing expenses, at cost                             14,923          14,923          14,923          14,923
      Accumulated amortisation                                         (6,164)         (4,220)         (6,164)         (4,220)
                                                                     --------        --------        --------        --------

      Deferred borrowing expenses, net                                  8,759          10,703           8,759          10,703
                                                                     --------        --------        --------        --------

      Total intangibles, net                                          106,691         122,831          18,433          20,900
                                                                     ========        ========        ========        ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                  Consolidated                Company
                                                                  ------------                -------
                                                               2003         2002         2003          2002
                                                               $000         $000         $000          $000
                                                              ------       ------       ------       ------
13    OTHER NON CURRENT ASSETS:

      Security deposit                                             -        5,000            -        5,000
      Prepaid rent                                            39,000       34,666       39,000       34,666
      Hedge receivable - restatement of unsecured notes
        hedge (refer Notes 1 and 17)                               -       24,052            -       24,052
                                                              ------       ------       ------       ------

      Total other non current assets                          39,000       63,718       39,000       63,718
                                                              ======       ======       ======       ======

         In 1995, at the commencement of the 75 year lease of the Brisbane hotel/casino, a security deposit of $50.0 million was paid to the Queensland Government to secure future lease rentals. The deposit is refunded in each of the first ten years of the lease at $5.0 million per annum.

         The rental payments under the lease comprise $8.0 million per annum in each of the first ten years of the lease and $1.0 million per annum in each of the remaining 65 years of the lease. In order to match the expense with the economic benefits expected to be consumed from the leased asset in each period, rent expense of $3.7 million per annum is recognised in each of the first ten years of the lease and $1.7 million per annum is to be recognised in each of the remaining 65 years of the lease. The excess of the cash rental payments over the rent expense recognised during the first ten years of the lease gives rise to prepaid rent which will reduce after the initial ten year period.

         The security deposit and prepaid rent amounts were previously included in property, plant and equipment.

14    PAYABLES:

      Trade creditors                    33,947       31,340       16,036       12,684
      Other creditors and accruals       53,539       60,412       36,268       40,841
                                         ------       ------       ------       ------

                                         87,486       91,752       52,304       53,525
                                         ======       ======       ======       ======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                Consolidated                      Company
                                                                ------------                      -------
                                                            2003            2002            2003            2002
                                                            $000            $000            $000            $000
                                                          --------        --------        --------        --------
15    PROVISIONS:

      CURRENT:
      Employee benefits                                     12,802          13,473          11,615           9,660
      Dividends                                                  -          22,148               -          22,148
      Self insurance - Queensland workers' compensation      2,565               -           2,392               -
      Other                                                  4,829           2,701             340             208
                                                          --------        --------        --------        --------

                                                            20,196          38,322          14,347          32,016
                                                          ========        ========        ========        ========

      NON-CURRENT:
      Employee benefits                                      9,705          10,622           7,273           9,487
                                                          ========        ========        ========        ========

      Aggregate employee benefits                           22,507          24,095          18,888          19,147
                                                          ========        ========        ========        ========

      The number of employees on a full time equivalent
         basis as at 30 June was:                            4,235           4,164           3,365           3,369

      In accordance with the WorkCover Queensland Act
      1996, the Consolidated Entity has obtained insurance from a third party to limit its exposure in respect of any individual claim to a maximum of $0.5 million. In accordance with that Act the Consolidated Entity has provided a Bank Guarantee in favour of WorkCover Queensland for $5.0 million.
      WorkCover Queensland has funded the Consolidated
      Entity for workers' compensation claims related to injuries sustained by its Queensland employees prior to 1 July 2002 to a limit of $2.2 million

16    INTEREST BEARING LIABILITIES:

      Unsecured notes                                      202,096         238,474         202,096         238,474
      Reset preference shares - unsecured                  190,174         190,174         190,174         190,174
      Commercial bills - unsecured                          45,000               -          45,000               -
      Commercial bills - secured                                 -           2,700               -               -
      Lease liabilities - secured                              347           2,174             347           2,174
                                                          --------        --------        --------        --------
                                                           437,617         433,522         437,617         430,822
      Less current maturities:
      Lease liabilities                                       (347)         (1,827)           (347)         (1,827)
      Commercial bills - unsecured                         (45,000)              -         (45,000)              -
                                                          --------        --------        --------        --------
                                                           (45,347)         (1,827)        (45,347)         (1,827)
                                                          --------        --------        --------        --------

      Non-current borrowings                               392,270         431,695         392,270         428,995
                                                          ========        ========        ========        ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

16.   INTEREST BEARING LIABILITIES (CONT'D):

      At 30 June 2003, the Consolidated Entity had committed financing facilities available to it of $622.6 million (2002: $628 million) comprising unsecured notes repayable in March 2006, reset preference shares, an unsecured revolving credit facility which expires in April 2004, an unsecured commercial bill standby facility, overdraft facilities and lease facilities.

      The notes were issued to institutional investors in the United States of America in March 1999 at a face value of US$135 million and will mature in March 2006. The notes were registered for trading with the U.S. Securities and Exchange Commission in September 1999 and are unsecured senior debt of the Consolidated Entity. The notes rank equally with all other unsecured senior debt of the Consolidated Entity, are primary obligations of Jupiters Limited and are guaranteed by its operating controlled entities.

      The notes were issued in U.S. dollars at a fixed coupon of 8.5% and at a discount of 0.64%. A cross currency interest rate swap agreement has been entered into to convert the principal and coupon into Australian dollars at a fixed rate of 9.0% until March 2004.

      The notes are issued under an indenture which sets out specific covenants. The full amount outstanding under the indenture becomes payable in various circumstances detailed in the indenture including if coupon payments are not made when due or when transactions are entered into that would cause certain covenants relating to interest cover to be breached.

      1,901,735 reset preference shares ("RPS") were issued on 11 April 2002 at a face value of $100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. TABCORP Holdings Limited has offered to acquire the RPS (refer Note 29).

      The unsecured revolving credit facility is for $150 million and is provided by a bank syndicate. The average interest rate applicable to amounts drawn under this facility during the financial year was 4.76% (2002: 4.68%).

      The full amounts outstanding under the revolving credit facility and the commercial bill facilities become immediately payable (at the lenders' option) in various circumstances detailed in the facility agreements including if repayments are not made when due or certain financial covenants relating to interest cover and gearing levels are breached.

      The lease liabilities are secured by the specific assets that are subject to the finance leases that had a carrying value of $0.2 million at balance date. The implicit interest rates on finance leases range from 5.87% to 6.18%. Refer to Note 21(c) for details on the timing and amount of future lease payments.

      In addition to the revolving credit facility, the Consolidated Entity has access to a commercial bill standby facility of $50 million. $7 million of this facility has been applied towards a bank guarantee in favour of the State of Queensland in connection with the Company's performance undertakings related to the development of a convention and exhibition centre. A further $5 million of this facility has been applied towards a bank guarantee in favour of WorkCover Queensland in connection with the Consolidated Entity's self insurance of its Queensland workers' compensation liabilities (refer Notes 1 and 15). The commercial bill standby facility is an unsecured facility that is provided on a revolving basis. To the extent that the amounts owing under the facility are repaid, the facility is available to be redrawn.

      The Consolidated Entity also has a working capital facility for the purposes of normal operating activities. That facility includes various electronic banking capabilities, credit card services and minor temporary overdraft limits.

      The above facilities are subject to periodic review by the provider and the terms of the facilities may be extended at each review.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                     Consolidated                    Company
                                                                     ------------                    -------
                                                                 2003             2002         2003          2002
                                                                 $000             $000         $000          $000
                                                               --------        ---------     --------      ---------
17.    OTHER CURRENT LIABILITIES:

       Hedge payable - restatement of unsecured notes
       hedge (refer Notes 1 and 13)                              12,326                -       12,326              -
                                                               ========        =========     ========      =========

18.    CONTRIBUTED EQUITY:

       ORDINARY SHARES

       Balance at beginning of year                             310,457          466,125      310,457        466,125

       Shares issued - exercise of options                           67                -           67              -
       Shares issued - consideration for takeover of
           Breakwater Island Trust                                2,430                -        2,430              -
       Shares bought back - 40,011,700 shares                         -         (155,668)           -       (155,668)
                                                               --------        ---------     --------      ---------
       Balance at end of year
         201,784,202 ordinary shares (2002: 201,345,729)        312,954          310,457      312,954        310,457
                                                               ========        =========     ========      =========

         SHARE BUY-BACK

         On 11 April 2002 a buy-back was completed of 40,011,700 ordinary shares, representing 16.6% of ordinary shares on issue on that date, under the terms of buy-back agreements approved by shareholders. The total consideration paid for shares bought back plus incidentals was $183,138,776 being an average cost of $4.54 per share. In accordance with a private ruling from the Australian Taxation Office, 85% (ie. $155,667,960) of the total consideration was allocated as a return of share capital and 15% (ie. $27,470,816) was treated as a fully franked dividend and allocated against retained profits.

         TERMS AND CONDITIONS

         Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. TABCORP Holdings Limited has offered to acquire the issued ordinary shares (refer Note
         29).

         During the previous year, reset preference shares were issued and are classified as interest bearing liabilities (refer Note 16).

19.      OUTSIDE EQUITY INTEREST:

         At 30 June 2002, the outside equity interest in the Consolidated Entity's retained profits was $5,071,000 and in the Consolidated Entity's contributed equity was $26,287,000 (total: $31,358,000).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                        Consolidated              Company
                                                                                        ------------              -------
                                                                                      2003        2002        2003        2002
                                                                                      $000        $000        $000        $000
                                                                                    --------    --------    --------    --------
20.   NOTES TO THE STATEMENTS OF CASHFLOWS:

      (a) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Investments in money market instruments mature within approximately 30 days and had an average yield of 4.70% (2002: 4.65%).

      (b) Reconciliation of net cash provided by operating activities to net profit before outside equity interest.

          Net profit before outside equity interest                                   59,068      78,789      91,382      74,667
                Depreciation of property, plant and equipment                         43,688      39,873      27,819      22,845
                (Profit)/loss on sale of plant and equipment                             (14)        144         (32)        151
                Amortisation of other non-current assets                              10,280      14,549       2,468       6,701
                Dividends through intercompany loan accounts                               -           -     (51,931)    (13,995)
                Decrease/(increase) in assets                                         (5,193)     38,788      (1,956)      7,133
                Increase/(decrease) in liabilities                                    (1,082)    (15,370)      1,043       6,548
                Decrease in income tax provisions and deferred tax balances          (21,186)    (20,583)    (16,914)    (19,598)
                                                                                    --------    --------    --------    --------

          Net cash provided by operating activities                                   85,561     136,190      51,879      84,452
                                                                                    ========    ========    ========    ========

      (c) Details of the Consolidated Entity's financing facilities are included in Note 16.

      (d) In December 2002, the Consolidated Entity increased its controlling interest of Breakwater Island Trust from 47.5% to 100%. The cash consideration paid including acquisition costs totalled $26.6 million. Assets acquired included current assets, property, plant and equipment totalling $64.5 million, offset by current and non current liabilities acquired totalling $8.1 million. The resulting discount on acquisition was $0.6 million. Shares to the value of $2.4 million (423,723 Jupiters Limited ordinary shares) were issued as part of the consideration.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                       Consolidated               Company
                                                                                       ------------               -------
                                                                                     2003         2002       2003         2002
                                                                                     $000         $000       $000         $000
                                                                                    -------     -------     -------     -------
21.      COMMITMENTS:

         (a) CAPITAL EXPENDITURE COMMITMENTS

             At 30 June 2003, orders had been placed for the completion of building works and purchase of furniture and equipment amounting to $14.1 million (2002: $15 million) and are payable within one year.

             The Company has entered into an agreement with the Queensland
             Government to develop the State funded Gold Coast Convention &
             Exhibition Centre.

         (b) NON-CANCELLABLE OPERATING LEASES

             Future non-cancellable operating leases not provided for in the financial report are payable as follows:

             Not later than one year                                                  6,181       6,383       3,200       3,200
             Later than one year but not later than five years                        8,861      12,401       4,800       6,800
             Later than five years                                                   73,200      74,400      73,200      74,400
                                                                                    -------     -------     -------     -------

                                                                                     88,242      93,184      81,200      84,400
                                                                                    =======     =======     =======     =======

         (c) FINANCE LEASES

             Finance lease expenditure is payable as follows:

             Not later than one year                                                    356       1,919         356       1,919
             Later than one year but not later than five years                            -         356           -         356
                                                                                    -------     -------     -------     -------
                                                                                        356       2,275         356       2,275
             Future finance charges                                                      (9)       (101)         (9)       (101)
                                                                                    -------     -------     -------     -------

             Net finance lease liability                                                347       2,174         347       2,174
                                                                                    -------     -------     -------     -------

             Reconciled to:
                Current liability                                                       347       1,827         347       1,827
                Non-current liability                                                     -         347           -         347
                                                                                    -------     -------     -------     -------

             Total lease liability (Note 16)                                            347       2,174         347       2,174
                                                                                    =======     =======     =======     =======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

22.      REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS:

                                                                                         Consolidated               Company
                                                                                         ------------               -------
                                                                                       2003        2002        2003         2002
                                                                                       ----        ----        ----         ----
(a)      DIRECTORS' REMUNERATION

         The numbers of Directors of the Company who were paid, or were due to be paid, income directly or indirectly from the Company or any related party, as shown in the following bands, were:

         $              0         -      $         9,999                                                             -            1
         $         10,000         -      $        19,999                                                             -            1
         $         50,000         -      $        59,999                                                             -            2
         $         80,000         -      $        89,999                                                             -            1
         $         90,000         -      $        99,999                                                             1            -
         $        100,000         -      $       109,999                                                             -            1
         $        110,000         -      $       119,999                                                             2            1
         $        220,000         -      $       229,999                                                             1            1
         $      1,140,000         -      $     1,149,999                                                             -            1
         $      1,210,000         -      $     1,219,999                                                             1            -

         The aggregate income of the Directors referred to above:                                           $1,755,332   $1,788,355
                                                                                                            ==========   ==========

         The total of all income paid or payable, directly or indirectly, from the respective entities of which they are a Director, or from any related party, to all the Directors of each entity in the Consolidated
         Entity was $1,901,096 (2002: $1,842,355).

(b)      EXECUTIVE OFFICERS' REMUNERATION

         Number of executive officers whose remuneration was within the following bands:
         $        410,000         -      $       419,999                                     1           -           1            -
         $        420,000         -      $       429,999                                     -           1           -            1
         $        540,000         -      $       549,999                                     -           1           -            1
         $        550,000         -      $       559,999                                     1           -           1            -
         $        570,000         -      $       579,999                                     -           1           -            1
         $        610,000         -      $       619,999                                     1           -           1            -

         The aggregate income of the executives referred to above:                  $1,589,188  $1,532,776  $1,589,188   $1,532,776
                                                                                    ==========  ==========  ==========   ==========

         In addition, under management agreements for the operation of Conrad Jupiters and Conrad Treasury, the Operator provides services through executive employees of the Operator.

         Directors and executive officers' income does not include insurance premiums paid by the Consolidated Entity in respect of Directors' and Officers' liabilities insurance contracts, as the insurance policies do not specify premiums paid in respect of individual executives.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

22.      REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS (CONT'D):

  (c)    EXECUTIVE SHARE OPTION PLAN

         An executive share option plan permitted full time and permanent part time employees of the Consolidated Entity to be issued with options over the unissued ordinary shares of Jupiters Limited. The options are issued for a term of 10 years and are exercisable beginning on the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the Australian Stock Exchange. The percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TSR is calculated according to a formula based on a combination of share price appreciation and dividends. The peer group comprises 50 listed industrial companies nearest in size to Jupiters Limited (25 on either side) in terms of market capitalisation of ordinary shares, excluding companies whose sole activity or business is that of funds management, investment, trusteeship or internet business. After three years have elapsed from the date of issue of the options, 50% of the options vest in the relevant employee and may be exercised where TSR equals the TSR of 55% of the companies in the peer group. An additional 2% of the options vest and may be exercised for each percentage point exceeding the TSR of 55% of companies in the peer group. 100% of the options vest and may be exercised where TSR equals or exceeds the TSR of 80% of companies in the peer group. Unvested options lapse.

         The options were valued at $1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TABCORP Holdings Limited has offered to acquire all outstanding options (refer Note 29).

         For the purposes of valuing income of Directors and Executive Officers in Note 22(a) and 22 (b) above, a pro rata portion of the full options valuation determined at the initial grant date has been allocated to the year ended 30 June 2003 (one third). Comparatives have been restated for consistency. These allocations of option values have not been expensed in the Statements of Financial Performance.

         There were no options granted during the year. 75,250 options were forfeited during the year and 14,750 options were exercised. The closing balance of options on issue at 30 June 2003 was 1,570,000. The market value of the Company's ordinary shares at 30 June 2003 was $6.41 each.

23.      RELATED PARTIES:

         The names of the Directors of Jupiters Limited holding office during the year were:

Mr L.J. Willett, AO              - Chairman
Mr R.A. Hines                    - Managing Director
Sir F. Moore, AO                 - Director
Ms P. Morris, AM                 - Director
Mr J.D. Story                    - Director

         Mr J.D. Story is a Partner of Corrs Chambers Westgarth, the Consolidated Entity's solicitors. During the year amounts were paid or are payable to the solicitors, representing legal fees incurred on a normal commercial basis and amounted to $3,311,040 (2002: $2,525,312). Of this amount $502,871 (2002: $132,435) was owing at 30 June 2003.

         Mr J. D. Story is Chairman of the committee established to oversee the sale of the business of Centrebet Pty Ltd. As compensation for his services to this committee, Mr Story will receive $10,000 at the earliest of the completion of the sale or 19 December 2003.

         Ms P. Morris is Chairman of the committee established to oversee due diligence in respect of the merger with TABCORP Holdings Limited. Ms Morris will receive $25,000 at the earliest of the completion of the merger or 19 December 2003.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

23.      RELATED PARTIES (CONT'D):

         The Company entered into the following transactions during the year with related parties in the wholly owned group:

         - loans were advanced and repayments received on intercompany accounts;

         -        gaming technology and related services were provided;

         - royalties were paid in respect of the keno rights held by Breakwater Island Trust;

         -        keno agency commissions were paid to Breakwater Island Trust;
                  and

         -        management fees were paid by Breakwater Island Trust.

         A $20 million loan advanced by Jupiters Limited to a controlled entity in a prior period has no fixed term and attracts interest of 9.0% per annum. All other loans were provided interest free with no fixed terms. The other transactions within the wholly owned group were conducted on commercial terms and conditions.

         Apart from the details disclosed in these financial reports, no Director has entered into a material contract with the Company or the Consolidated Entity since the end of the previous financial year and there were no contracts involving Directors' interests existing at year end.

         The following table shows the interests of Directors in the Company's ordinary shares as at 30 June 2003 and the movements in any such holdings since 1 July 2002.

                                  2003       2002
                                  ----       ----
Directors:

Opening balance                  114,330    206,973

Purchases                            326     34,962

Retirement of Director                 -   (127,605)
                                 -------   --------

Closing balance                  114,656    114,330
                                 =======   ========

Directors also hold 530 Reset Preference Shares.

Details of other related party transactions are referred to in Notes 22 and 24.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

24.    CONTROLLED ENTITIES:

       INVESTMENT IN CONTROLLED ENTITIES:

                   Entity                              Note           Class of Equity             Ownership
                   ------                              ----           ---------------             ---------
                                                                                                2003     2002
                                                                                                   %        %
                                                                                                ----     ----
Jupiters Trust                                                             Units                 100      100
Breakwater Island Trust                                                    Units                 100       48
Breakwater Island Limited                                               Ord. Shares              100      100
Jupiters Custodian Pty Ltd                                              Ord. Shares              100      100
Jupiters Gaming Pty Ltd                                                 Ord. Shares              100      100
Jupiters Machine Gaming Pty Ltd                                         Ord. Shares              100      100
Centrebet Pty Ltd                                                       Ord. Shares              100      100
Jupiters Internet Gaming Pty Ltd                                        Ord. Shares              100      100
jupiters.com Pty Ltd                                                    Ord. Shares              100      100
AWA Limited                                             (a)             Ord. Shares              100      100
Jupiters International Pty Ltd                          (a)             Ord. Shares              100      100
AWA Wagering Systems Pty Ltd                            (a)             Ord. Shares              100      100
ATL Pty Ltd                                             (a)             A,B & Pref.              100      100
AWA Research and Development Pty Ltd                    (a)             Ord. Shares              100      100
AWA Research Marketing Pty Ltd                          (a)             Ord. Shares              100      100
AWA Gaming Services Pty Ltd                             (a)             Ord. Shares              100      100
AWA Infosec Pty Ltd                                     (a)             Ord. Shares              100      100
AWA Infosec Trust                                                          Units                 100      100
Jupiters Gaming (NSW) Pty Ltd                                           Ord. Shares              100      100
(formerly Club Gaming Systems Pty Ltd)
Club Gaming Systems (Holdings) Pty Ltd                                  Ord. Shares              100      100
The CGS Trust                                                              Units                 100      100
Palatron Pty Ltd                                        (a)             Ord. Shares              100      100
Syndicate (Co.1) Pty Ltd                                (a)             Ord. Shares              100      100
AWA Enterprises Pty Ltd                                 (a)             Ord. Shares              100      100
AWA Enterprises Trust                                                      Units                 100      100
AWA Investor (No.2) Pty Ltd                             (a)             Ord. Shares              100      100
AWA Investor (No.4) Pty Ltd                             (a)             Ord. Shares              100      100
AWA Investor (No.5) Pty Ltd                             (a)             Ord. Shares              100      100
AWA Investor (No.6) Pty Ltd                             (a)             Ord. Shares              100      100
AWA Gaming Machines Pty Ltd                             (a)             Ord. Shares              100      100
AWA Microelectronics Pty Ltd                                            Ord. Shares              100       89
AWA New Media Pty Ltd                                                   Ord. Shares              100      100
Hotel Gaming Systems Pty Ltd                                            Ord. Shares              100      100
Sunshinelink Pty Ltd                                                    Ord. Shares              100      100
Radcoy (No.1) Limited                                                   Ord. Shares              100      100
Expanse Electronics Limited                                             Ord. Shares              100      100
Millers Mechanical Equipment (NZ) Limited                               Ord. Shares              100      100
Penchant Pty Ltd                                                    Ord. & Pref. Shares          100      100
Macquarie Syndication (No.1) Pty Ltd                                Ord. & Pref. Shares          100      100
Jupiters UK Limited                                                     Ord. Shares              100      100
A.C.N. 082 231 383 Pty Ltd                                              Ord. Shares              100      100
(formerly Jupiters Gaming (NSW) Pty Ltd)
Centrebet Limited                                                       Ord. Shares              100        -
AWA Technology & Environmental Services Pty Ltd                         Ord. Shares              100        -

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

24.      CONTROLLED ENTITIES (CONT'D):

         NOTES:
         (a) These companies are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare a financial report and Directors' Report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission. These companies represent a "Closed Group" for the purposes of the Class Order and as there are no other parties to the Deed of Cross Guarantee that are controlled by AWA Limited, they also represent the "Extended Closed Group".

         (b) All controlled entities are incorporated in Australia except for Expanse Electronics Limited and Millers Mechanical Equipment (NZ) Limited which are incorporated in New Zealand and Centrebet Limited and Jupiters UK Limited which are incorporated in the United Kingdom.

         (c) The ultimate controlling entity of the Consolidated Entity is Jupiters Limited.

                                                                  Year Ended        Year Ended
                                                                 30 June 2003      30 June 2002
                                                                     $000              $000
                                                                   --------          --------
STATEMENT OF FINANCIAL PERFORMANCE OF THE CLOSED GROUP:

Revenue from ordinary activities:
     Gaming equipment sales and technology services                  45,738            41,638
     Trust distribution                                               9,959            10,200
     Other revenue                                                      677               123
                                                                   --------          --------
Total revenue from ordinary activities                               56,374            51,961

Cost of goods sold                                                   (1,424)           (1,983)
Employee related expenses                                           (22,064)          (17,381)
Depreciation and amortisation expense                                (1,248)             (683)
Other expenses from ordinary activities                             (21,801)          (22,799)
                                                                   --------          --------
Profit from ordinary activities                                       9,837             9,115
Income tax expense                                                   (2,335)             (568)
                                                                   --------          --------

Net profit                                                            7,502             8,547
                                                                   ========          ========

                                                                     As at             As at
                                                                 30 June 2003      30 June 2002
                                                                     $000              $000
                                                                   --------          --------
STATEMENT OF FINANCIAL POSITION OF THE CLOSED GROUP:

Total current assets                                                 57,949            53,895
Total non-current assets                                              8,773             8,925
                                                                   --------          --------
Total assets                                                         66,722            62,820
                                                                   --------          --------

Total current liabilities                                            11,543            10,966
Total non-current liabilities                                            50             4,268
                                                                   --------          --------
Total liabilities                                                    11,593            15,234
                                                                   --------          --------

Net assets                                                           55,129            47,586
                                                                   ========          ========

Contributed equity                                                   42,931            42,931
Retained earnings/(accumulated losses)                               12,198             4,655
                                                                   --------          --------

Total equity                                                         55,129            47,586
                                                                   ========          ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

25.      SUPERANNUATION COMMITMENTS:

         The Consolidated Entity contributed in respect of employees to the Jupiters Limited Superannuation Fund, Host Plus Queensland Pty Ltd trading as Host Super, Sunsuper Superannuation Fund, Superannuation Trust of Australia, MLC Employee Retirement Plan, CARE Superannuation Plan and JUST Super.

         All funds provide lump sum accumulation type benefits payable on retirement, early retirement, death, disablement and resignation.

         Beyond the agreed contributions to the various funds, Jupiters Limited has no financial commitment to the funds.

         At 30 June 2003 Jupiters Limited Superannuation Fund had sufficient net assets to satisfy all benefits that would have been vested in the event of termination of the fund, voluntary termination of employment of all members and compulsory termination of the employment of all members.

         The Company self-funds retirement benefits for 4 non-executive Directors (2002: 4). During the year ended 30 June 2003, a provision of $105,000 (2002: $117,500) was made in this regard. A controlled entity (Breakwater Island Limited) also self-funds retirement benefits for all of its Directors. During the year a provision of $237,377 (2002:
         $296,646) was made in this regard.

26.      SEGMENT INFORMATION:

         (a)      SEGMENT REPORTING

                  Inter-segment pricing is determined on the basis of cost or cost plus a mark up of 10% to 30%. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and related revenue, borrowings and related expenses and goodwill and related amortisation. Segment capital expenditure is the total cost incurred during the year to acquire segment assets.

         (b)      BUSINESS SEGMENTS

                  The Consolidated Entity comprises the following business segments, based on the Consolidated Entity's management reporting system.

                  Land Based Operations

                  Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino and Breakwater Marina (Townsville).

                  Wide-Area Operations

                  Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

                  Technology Operations

                  Comprises national gaming and information technology service provider AWA Technology Services and Jupiters Technology.

                  Sportsbetting Operations

                  Comprises Centrebet sportsbetting business.

         (c)      GEOGRAPHICAL SEGMENT

                  The Consolidated Entity's business segments operate predominantly in one geographical segment, Australia.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

26.     SEGMENT INFORMATION (CONT'D):

                                                                          SPORTS-    NET
                                       LAND BASED  WIDE-AREA  TECHNOLOGY  BETTING  INTEREST  UNALLOCATED  ELIMINATIONS  CONSOLIDATED

BUSINESS SEGMENTS                         $000        $000       $000      $000      $000       $000          $000          $000
------------------------------------------------------------------------------------------------------------------------------------
2003

REVENUE

External sales                           599,241    122,861     30,301     30,818    1,790       2,701            -        787,712

Intersegment revenue                         838          -     26,846          -        -      51,931      (79,615)             -
                                         -------    -------     ------     ------  -------     -------      -------      ---------

Total segment revenue                    600,079    122,861     57,147     30,818    1,790      54,632      (79,615)       787,712
                                         -------    -------     ------     ------  -------     -------      -------      ---------

RESULT

Segment result                           111,615     33,383      2,726      5,799  (35,685)    (22,055)      (6,702)        89,081
                                         -------    -------     ------     ------  -------     -------      -------

Income tax expense                                                                                                         (30,013)
                                                                                                                         ---------

Net profit - before outside equity
  interests                                                                                                                 59,068

Net profit - attributable to outside
  equity interests                                                                                                            (549)
                                                                                                                         ---------

Net profit - attributable to members
  of the Company                                                                                                            58,519
                                                                                                                         =========

ASSETS

Segment assets                           902,806     46,309     20,367     30,765        -     718,807     (666,638)     1,052,416
                                                                                                                         =========
LIABILITIES

Segment liabilities                       59,299     17,336      8,643     14,355        -     537,390      (63,571)       573,452
                                                                                                                         =========

OTHER INFORMATION

Acquisition of property, plant and
  equipment and intangible
  assets                                  46,851      7,761      2,430      6,773        -         477            -         64,292
                                                                                                                         =========

Depreciation and amortisation             29,693     10,873      1,354      4,134        -      11,018       (3,104)        53,968
                                                                                                                         =========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

26.     SEGMENT INFORMATION (CONT'D):

                                                                         SPORTS-   NET
                                      LAND BASED  WIDE-AREA  TECHNOLOGY  BETTING  INTEREST  UNALLOCATED  ELIMINATIONS   CONSOLIDATED

BUSINESS SEGMENTS                        $000        $000       $000       $000    $000        $000          $000           $000
------------------------------------------------------------------------------------------------------------------------------------
2002

REVENUE

External sales                          607,529    117,812     31,273     30,417    2,826      6,416              -         796,273

Intersegment revenue                        795          -     22,907          -              13,746        (37,448)              -
                                        -------    -------     ------     ------  -------    -------       --------       ---------

Total segment revenue                   608,324    117,812     54,180     30,417    2,826     20,162        (37,448)        796,273
                                        -------    -------     ------     ------  -------    -------       --------       ---------

RESULT

Segment result                          142,103     25,306     (1,884)    11,631  (27,524)   (12,467)       (11,860)        125,305
                                        -------    -------     ------     ------  -------    -------       --------

Income tax expense                                                                                                          (46,516)
                                                                                                                          ---------

Net profit - before outside equity
  interests                                                                                                                  78,789

Net profit - attributable to outside
  equity interests                                                                                                             (720)
                                                                                                                          ---------

Net profit - attributable to members
  of the Company                                                                                                             78,069
                                                                                                                          =========

ASSETS

Segment assets                          908,587     46,789     14,956     30,820        -    652,678       (586,499)      1,067,331
                                                                                                                          =========
LIABILITIES

Segment liabilities                      60,356     17,889      8,552     15,081        -    491,824          4,222         597,924
                                                                                                                          =========

OTHER INFORMATION

Acquisition of property, plant and
   equipment and intangible
   assets                                35,531      2,787        579      4,118        -      3,708              -          46,723
                                                                                                                          =========

Depreciation and amortisation            26,969     13,972        851      3,109        -     13,393         (3,872)         54,422
                                                                                                                          =========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

27.  FINANCIAL INSTRUMENTS:

     (a)  OBJECTIVES FOR HOLDING DERIVATIVE FINANCIAL INSTRUMENTS

          The Consolidated Entity uses derivative financial instruments to manage its exposure to the risk of movement in interest rates and foreign currency on long term borrowings. In this regard, the Consolidated Entity has entered into a cross currency interest rate swap agreement (refer Note 16).

     (b)  INTEREST RATE RISK EXPOSURES

          The Consolidated Entity is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and offset agreements. The following tables summarise interest rate risk for the Consolidated Entity, together with effective interest rates as at balance date.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

27.  FINANCIAL INSTRUMENTS (CONT'D):

     (b)  INTEREST RATE RISK EXPOSURES (CONT'D)

                                                      FIXED INTEREST
2003                                                 RATE MATURING IN
--------------------------------------------------------------------------------------------------------------------
                                     FLOATING              OVER 1     MORE        NON-
                                     INTEREST  1 YEAR        TO       THAN      INTEREST                AVERAGE
                                     RATE (i)  OR LESS    5 YEARS    5 YEARS     BEARING    TOTAL    INTEREST RATE
--------------------------------------------------------------------------------------------------------------------
                                       $000      $000      $000       $000        $000      $000     FLOATING  FIXED
                                                                                                        %        %
Financial Assets
   Cash                               77,933         -          -          -          -     77,933    4.69%       -
   Trade debtors (net)                     -         -          -          -     18,791     18,791       -        -
-------------------------------------------------------------------------------------------------------------------

Financial Liabilities
   Trade creditors                         -         -          -          -     33,947     33,947       -        -
   Finance lease liabilities               -       347          -          -          -        347       -     5.98%
   Unsecured notes (ii)                    -         -    202,096          -          -    202,096       -      8.5%
   Hedge payable - restatement of
     unsecured notes hedge (ii)            -    12,326          -          -          -     12,326       -        -
   Unsecured commercial bills              -    45,000          -          -          -     45,000       -     5.59%
   Reset preference shares                 -         -          -    190,174          -    190,174       -     8.15%
-------------------------------------------------------------------------------------------------------------------

Net Financial Assets/(Liabilities)    77,933   (57,673)  (202,096)  (190,174)   (15,156)  (387,166)
-------------------------------------------------------------------------------------------------------------------

                                                       FIXED INTEREST
2002                                                  RATE MATURING IN
--------------------------------------------------------------------------------------------------------------------

                                     FLOATING              OVER 1     MORE        NON-
                                     INTEREST  1 YEAR        TO       THAN      INTEREST                AVERAGE
                                     RATE (i)  OR LESS    5 YEARS    5 YEARS     BEARING    TOTAL    INTEREST RATE
--------------------------------------------------------------------------------------------------------------------
                                                                                                     FLOATING  FIXED
                                       $000      $000      $000       $000        $000      $000        %        %

Financial Assets
   Cash                               80,301        -           -          -          -     80,301    4.66%       -
   Bills of exchange                       -    5,000           -          -          -      5,000       -     4.65%
   Trade debtors (net)                     -        -           -          -     13,029     13,029       -        -
   Hedge receivable - restatement
     of unsecured notes hedge (ii)         -        -      24,052          -          -     24,052       -        -
-------------------------------------------------------------------------------------------------------------------

Financial Liabilities
   Trade creditors                         -        -           -          -     31,340     31,340       -        -
   Finance lease liabilities               -    1,827         347          -          -      2,174       -     6.26%
   Unsecured notes (ii)                    -        -     238,474          -          -    238,474       -     8.50%
   Reset preference shares                 -        -           -    190,174          -    190,174       -     8.15%
   Bill facilities                         -        -       2,700          -          -      2,700       -     5.80%
-------------------------------------------------------------------------------------------------------------------

Net Financial Assets/(Liabilities)    80,301    3,173    (217,469)  (190,174)   (18,311)  (342,480)
-------------------------------------------------------------------------------------------------------------------

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

(ii) A cross currency interest rate swap converts the entire principal and coupon of the unsecured notes into Australian dollars at a fixed rate of interest until March 2004 net of the restatement of the unsecured notes (refer Notes 13 and 17).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

27.  FINANCIAL INSTRUMENTS (CONT'D):

     (c)  CREDIT RISK EXPOSURES

          Credit exposure represents the extent of credit related losses that the Consolidated Entity may be subject to on amounts to be exchanged under the cross currency interest rate swap agreement or to be received from financial assets. The Consolidated Entity, whilst exposed to credit related losses in the event of non-performance by the counterparty to the cross currency interest rate swap agreement, does not expect the counterparty to fail to meet its obligations given its high credit rating. Receivables due from major counterparties are not normally secured by collateral, however, the creditworthiness of counterparties is regularly monitored.

          The Consolidated Entity's exposures to items on the statement of financial position credit risk are as indicated by the carrying amounts of its financial assets.

          The major geographic concentrations of credit risk arise from the location of the counterparties to the Consolidated Entity's financial assets as shown in the following table.

Location of Credit Risk - Net Trade Debtors       Consolidated
                                                  ------------
                                                 2003      2002
                                                 $000      $000
                                                 ----      ----
Australia                                       12,458    11,186
Asia                                             6,122     1,504
Other                                              211       339
                                                ------    ------

Net Trade Debtors (Note 8)                      18,791    13,029
                                                ======    ======

     (d)  NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

          The carrying amounts of financial assets and liabilities approximate their estimated fair values except as noted below. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in current transactions between willing parties after allowing for transaction costs. The net fair value of the cross currency interest rate swap at 30 June 2003 is estimated to be $3.0 million and represents the net amount receivable if the derivative was terminated at that date (2002:
          $10.8 million receivable) (refer Note 13).

          The net fair value of the reset preference shares at 30 June 2003 is $107.20 per share (2002: $103.45) as determined by the closing value on the Australian Stock Exchange at that date (including accrued interest) (refer Note 16).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

28.  DISCONTINUING OPERATION:

     On 5 March 2003, the Board of Directors decided to divest the sportsbetting business trading as Centrebet. The business is expected to be divested in the year ending 30 June 2004. The business to be divested comprises the entire sportsbetting business segment described in Note 26.

                                                                                2003          2002
                                                                                $000          $000
                                                                                ----          ----
The financial performance of Centrebet for the year ended 30 June 2003 is as follows:

Revenues from ordinary activities                                               31,349        31,206
Expenses from ordinary activities                                              (25,187)      (18,866)
                                                                               -------       -------
Profit before income tax expense                                                 6,162        12,340
Income tax expense relating to ordinary activities                              (2,880)       (4,785)
                                                                               -------       -------
Profit from ordinary activities after income tax expense                         3,282         7,555
                                                                               =======       =======

The carrying amounts of total assets to be disposed of and total liabilities to be settled as at 30 June 2003 are as follows:

Total assets                                                                    31,172        31,433
Total liabilities                                                               31,085        31,433
                                                                               -------       -------
Net assets                                                                          87             -
                                                                               =======       =======

The net cashflows attributable to Centrebet for the year ended 30 June
2003 are as follows:

Operating                                                                        6,255        14,193
Investing                                                                       (6,187)       (6,218)
Financing                                                                       (3,917)       (9,133)
                                                                               -------       -------

Net cash outflows                                                               (3,849)       (1,158)
                                                                               =======       =======

29.  MERGER WITH TABCORP HOLDINGS LIMITED:

     On 5 March 2003, the Company and TABCORP Holdings Limited announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001).

     On 12 June 2003, the Company and TABCORP Holdings Limited entered into an agreement to implement the merger, following the conduct by each party of detailed due diligence on the other party.

     The proposed merger is to be implemented by way of schemes of arrangement, requiring meetings of the Company's ordinary shareholders, reset preference shareholders and option holders which are scheduled to be held on 24 October 2003. The meetings are to be convened by the Supreme Court of Queensland. The merger also requires the approval of the Queensland State Government.

     If the merger proceeds, the Company will become a controlled entity of TABCORP Holdings Limited.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

29.  MERGER WITH TABCORP HOLDINGS LIMITED (CONT):

     The consideration offered by TABCORP Holdings Limited to holders of ordinary shares in the Company is as follows:

     For every 100 Jupiters ordinary shares held, it is proposed that Jupiters' ordinary shareholders will receive:

     - $285 in cash;

     - 24 TABCORP Holdings Limited shares;

     - a special dividend, being a total of $75 (fully franked); and

     - after tax net proceeds from the sale of the Company's sportsbetting business, Centrebet.

     The form of payment of the consideration may vary depending on tax rulings which have been requested from the Australian Taxation Office. In addition, the Company's ordinary shareholders can elect to receive all cash or all TABCORP Holdings Limited shares as consideration, however both the cash and shares are subject to a cap.

     TABCORP Holdings Limited has also offered consideration to reset preference shareholders consisting of $105.26 for each reset preference share held, plus any accrued dividends.

     TABCORP Holdings Limited has offered cash consideration to option holders of $2.07 per option for those expiring in August 2011 and $2.14 for those expiring in November 2011.

     If the proposed merger does not proceed, the Company has agreed to pay up to $12.2 million of merger related costs incurred by TABCORP Holdings Limited. Similarly, TABCORP Holdings Limited has agreed to pay up to $7.5 million of merger related costs incurred by the Company.

     During the year ended 30 June 2003, the Company incurred costs totalling $4.0 million in relation to the merger. These costs have been expensed in the Statement of Financial Performance.

30.  EVENTS SUBSEQUENT TO BALANCE DATE:

     On 12 August 2003, the Directors of Jupiters Limited declared a final dividend on ordinary shares in respect of the 2003 financial year. The total amount of the dividend is $24,214,104 which represents a fully franked dividend of 12 cents per share. The dividend has not been provided for in the 30 June 2003 financial statements.

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                             DIRECTORS' DECLARATION

The Directors declare that:

(a) the financial statements and associated notes comply with the Accounting Standards and Corporations Regulations (2001);

(b) the financial statements and associated notes give a true and fair view of the financial position as at 30 June 2003 and performance of the Company and Consolidated Entity for the year then ended; and

(c)      in the Directors' opinion:

         (i) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and the entities who are party to the deed described in Note 24, will together be able to meet any obligations or liabilities to which they are, or may become subject to by virtue of the Deed of Cross Guarantee dated 12 June 1992; and

         (ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

Made in accordance with a resolution of Directors.

/s/ L.J. WILLETT

L.J. WILLETT
Chairman

/s/ R.A. HINES

R.A. HINES
Managing Director

Brisbane
12 August 2003

[ERNST & YOUNG LETTERHEAD]

INDEPENDENT AUDIT REPORT TO MEMBERS OF JUPITERS LIMITED

SCOPE

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Jupiters Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

AUDIT APPROACH

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

[ERNST & YOUNG LETTERHEAD]

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of Jupiters Limited is in accordance with:

(a)      the Corporations Act 2001, including:

         (i) giving a true and fair view of the financial position of Jupiters Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

         (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)      other mandatory financial reporting requirements in Australia.

Ernst & Young

Mark Hayward
Partner
Brisbane
12 August 2003